NEWS RELEASE

Trading Symbol:    TSX-V: NUAG

OTCQX: NUPMF

NEW PACIFIC REPORTS FINAL 2019 DRILL RESULTS FROM ITS SILVER SAND PROJECT, BOLIVIA -

CONTINUES TO RETURN BROAD INTERVALS OF NEAR SURFACE SILVER MINERALIZATION

Vancouver, British Columbia – February 19, 2020 – New Pacific Metals Corp. (TSX-V: NUAG) (OTCQX: NUPMF) (“New Pacific” or the “Company”) is pleased to announce assay results from the final 37 drill holes from its 2019 resource definition and discovery drill program at its wholly-owned Silver Sand Project, Potosí, Bolivia.

Drilling continues to return broad intervals of near-surface, structurally controlled, silver mineralization within which higher grade zones occur. The 2019 program successfully confirms mineral continuity and defines several high-grade zones on the property: mineralization remains open for expansion to the North and South and at depth. To date no distinctive feeder zones have been intersected. Given the significant drilling in 2018 to 2019, this indicates the presence of a large silver-rich mineral system. The Company’s inaugural NI 43-101 independent resource estimate remains on track for a Q1 release.

Highlights include:

• DSS525021, 279.25m @ 91g/t Ag from 4.9m to 284.15m,

incl. 15.4m @ 657g/t Ag from 217.55m to 232.95m;

• DSS522513, 108.98m @ 228g/t Ag from 40.32m to 149.3m,
incl. 54.46m 414g/t Ag from 43.84m to 98.3m;

• DSS527505, 78.2m @ 245g/t Ag from 40.1m to 118.3m,
incl. 28.44m @ 335g/t Ag from 43.3m to 71.74m,
incl. 13.2m @ 541g/t Ag from 83.1m to 96.3m;

• DSS507510, 79.87m @ 122g/t Ag from 58.98m to 138.85m;

• DSS505019, 91.49m @ 142g/t Ag from 67.31m to 158.8m;

• DSS5223, 56.34m @ 219g/t Ag from 73.36m to 129.7m;

• DSS422505, 57.26m @ @160g/t Agfrom 86.9m to 144.16m;

• DSS4211, 66.25m @ 197g/t Ag from 95.02m to 161.27m;

• DSS407502, 67.88m @ 218g/t Ag from 90.12m to 158.00m,

incl. 12.34m @ 496g/t Ag from 137.0m to 149.34m;

(Based on the current understanding of the relationship between drill hole direction and the mineralized structures it is estimated that true width of the mineralization will approximate 60-80% of the down hole interval length. Please refer to Table-1 – Composited Drill Intersections of Mineralization below for details).

DETAILS

In 2019, 42,604 metres of diamond drilling in 167 boreholes was completed on the Silver Sand Project. Total drilled metreage since project inception equates to 91,662 metres in 362 diamond drillholes, one of the largest green-field exploration drill campaigns in Latin America during the period. This news release contains the results of the remaining 37 holes from the Silver Sand deposit with many of the holes drilled off-section to test the intra-section continuity of mineralization.

The off-section holes were collared at azimuth’s ranging from of 91 to 125 degrees and dips from -40 to -45 degrees. Details of drill locations and specifications are provided in Table-2 below. The drill results continue to return wide, high grade, intersections indicative of good to excellent mineral continuity (details in Table-1).

SNAKE HOLE PROSPECT

The Snake Hole prospect is located approximately 600 metres east of the Silver Sand deposit. To date, the Company has drilled 5,956.55 metres in 24 holes to test the emerging, structurally controlled, target.

The results of the first 19 holes were released on January 13, 2020. Please review the Company’s news release dated January 13, 2020 available under the Company’s profile on SEDAR at www.sedar.com or on the Company’s website at www.newpacificmetals.com for details. The remaining five holes of the 2019 program intersected narrow zones of structurally controlled silver mineralization ranging approximately one to seven metres width and returning grades from 30 to 448 g/t silver (Table-1).

FUTURE WORK

New Pacific’s Exploration Group is currently completing detailed geological and structural mapping and associated geochemical sampling on the wholly owned Silver Sand North Block which is located approximately two kilometres to the north of the Silver Sand deposit, including the recently acquired El Bronce Property (see the Company’s news release dated December 19, 2019 for details). The results will be utilized for subsequent target generation and initial drill testing.

At the Silver Sand deposit the Company recently commenced a four-hole, 800 metres, metallurgical drill sampling campaign to support subsequent Preliminary Economic Assessment level studies including initial processing plant flow sheet design. Detailed structural, geological and geochemical modeling is ongoing which will be used for future advanced engineering (geotechnical, geometallurgical) studies and resource expansion target generation.

Other activities remaining include geological logging and sampling of completed holes, data analysis and various QA/QC initiatives in preparation for the inaugural NI 43-101 resource estimate around the end of Q1 2020.

QUALITY ASSURANCE AND QUALITY CONTROL

HQ-size drill core samples from altered and mineralized intervals were split into halves by diamond saw, with an average sample length of between one to one and half metres at the Company’s core processing facility located in Betanzos, a small town located 20 kilometres from the project site. Half core samples are stored in a secure core storage facility in Betanzos for future reference, and the other half core samples are shipped in securely sealed bags to ALS Global in Oruro, Bolivia for preparation, and ALS Global in Lima, Peru for geochemical analysis. All samples are first analyzed by a multi-element ICP package (ALS code ME-MS41) with ore grade over limits for silver, lead and zinc further analyzed using ALS code OG46. Further silver over limits are analyzed by gravimetric analysis (ALS code of GRA21).

A standard quality assurance and quality control (“QAQC”) protocol was employed to monitor the quality of sample preparation and analysis. Standards of certified reference materials and blanks were inserted in normal core sample sequences prior to shipment to lab at a ratio of 20:1 (i.e., every 20 samples contain at least one standard sample and one blank sample). Duplicate samples of coarse rejects at a ratio of 20:1 will be sent to a second internationally accredited lab for check analysis. The assay results of QAQC samples of standards and blanks did not show any significant bias of analysis or contamination during sample preparation.

Technical information contained in this news release has been reviewed and approved by Alex Zhang, P. Geo., Vice President of Exploration, who is a Qualified Person for the purposes of NI 43-101.

About New Pacific

New Pacific is a Canadian exploration and development company which owns the Silver Sand Project in Potosí Department, Bolivia and the Tagish Lake gold project in Yukon, Canada.

For further information, contact:

New Pacific Metals Corp.
Gordon Neal
President
Phone: (604) 633-1368
Fax: (604) 669-9387
info@newpacificmetals.com
www.newpacificmetals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements and information in this news release constitute “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management and others.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended June 30, 2019 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward- looking statements or information.

The Company’s forward-looking statements or information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements or information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements or information.

CAUTIONARY NOTE TO US INVESTORS

This news release has been prepared in accordance with the requirements of NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards, which differ from the requirements of U.S. Securities laws. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Table 1 – Composited Drill Intersections of Mineralization

Hole_id	Section			Mineralized Intervals

		From (m)	To (m)	Length (m)	Ag_g/t	Pb_%	Zn_%	note

DSS405006	4050	96.80	152.35	55.55	82	0.02	0.00

DSS407502	4075	90.12	158.00	67.88	218	0.04	0.00
	incl.	137.00	149.34	12.34	496	0.11	0.00

DS4211	42	95.02	161.27	66.25	197	0.04	0.00

DSS422505	4225	39.00	41.00	2.00	40	0.07	0.03
		86.90	144.16	57.26	160	0.05	0.00
		167.62	170.40	2.78	116	0.21	0.00

DSS447503	4475	51.90	65.25	13.35	30	0.10	0.40
		85.70	96.61	10.91	62	0.03	0.01
		116.35	120.35	4.00	124	0.03	0.00
		131.90	133.14	1.24	79	0.01	0.00

DSS467502	4675	21.48	22.80	1.32	46	0.01	0.02
		83.13	84.44	1.31	76	0.07	0.02
		99.80	101.00	1.20	73	0.09	0.01

DSS467503	4675	86.00	92.00	6.00	104	0.08	0.00
		113.76	116.00	2.24	332	0.13	0.00

DSS4813	48	10.60	15.12	4.52	57	0.00	0.02
		36.64	37.86	1.22	110	0.00	0.00
		41.55	42.67	1.12	101	0.00	0.00
		103.01	104.28	1.27	91	0.00	0.00
		108.02	109.29	1.27	96	0.00	0.00

DSS4814	48	31.20	40.32	9.12	62	0.03	0.05
		71.92	87.15	15.23	72	0.04	0.00
		98.94	137.76	38.82	96	0.05	0.08
		170.14	179.00	8.86	80	0.06	0.00

DSS487501	4875	54.62	134.60	79.98	50	0.14	0.01
		145.15	158.30	13.15	36	0.07	0.01
		167.49	168.71	1.22	65	0.00	0.00
		244.18	245.60	1.42	186	0.01	0.12
		256.69	258.08	1.39	789	0.06	0.20
		264.94	266.31	1.37	139	0.07	0.29
		302.30	308.60	6.30	85	0.10	0.00
		312.53	313.84	1.31	45	0.05	0.00

DSS5014	50	276.00	279.42	3.42	79	0.21	0.08

DSS505019	5050	67.31	158.80	91.49	142	0.04	0.00

DSS507509	5075	94.30	95.65	1.35	106	0.01	0.00
		123.60	131.18	7.58	98	0.04	0.00
		151.88	154.30	2.42	135	0.03	0.00
		159.26	161.75	2.49	235	0.01	0.01

DSS507510	5075	58.98	138.85	79.87	122	0.06	0.00

DSS5220	52	58.00	90.56	32.56	114	0.03	0.01
		100.63	104.44	3.81	77	0.18	0.01
		110.78	120.82	10.04	59	0.04	0.02
		125.92	130.14	4.22	54	0.02	0.00
		162.84	165.14	2.30	1,349	0.91	0.05

DSS5222	52	81.79	124.41	42.62	99	0.07	0.01

DSS5223	52	41.36	56.90	15.54	44	0.10	0.00
		73.36	129.70	56.34	219	0.08	0.01
		172.10	194.60	22.50	104	0.10	0.02

DSS5224	52	38.65	40.10	1.45	124	0.04	0.03
		54.56	55.80	1.24	129	0.01	0.03
		64.85	67.70	2.85	179	0.00	0.02
		76.07	99.40	23.33	108	0.04	0.01

DSS5225	52	22.00	52.95	30.95	90	0.08	0.00
		104.50	130.07	25.57	94	0.01	0.08
		143.37	146.50	3.13	206	0.01	0.00
		172.08	275.80	103.72	107	0.07	0.01

DSS5226	52	45.70	48.56	2.86	39	0.05	0.62
		52.65	55.24	2.59	49	0.02	0.01
		72.20	78.90	6.70	55	0.78	5.04

DSS522513	5225	40.32	149.30	108.98	228	0.13	0.01
	incl.	43.84	98.30	54.46	414	0.20	0.01

DSS522514	5225	50.60	80.03	29.43	68	0.04	0.00
		123.20	131.40	8.20	73	0.04	0.00

DSS522515	5225	60.40	66.00	5.60	55	0.02	0.03
		129.82	137.80	7.98	58	0.02	0.07
		171.65	174.31	2.66	69	0.01	0.01
		189.00	191.63	2.63	54	0.12	0.58
		198.28	203.60	5.32	33	0.04	0.39
		216.95	219.10	2.15	113	0.03	0.06
		223.75	232.60	8.85	35	0.02	0.12
		278.30	324.16	45.86	158	0.06	0.04

DSS522516	5225	24.16	30.48	6.32	81	0.05	0.06
		66.85	68.30	1.45	139	0.00	0.00
		88.66	96.20	7.54	248	0.06	0.02
		107.54	124.61	17.07	181	0.03	0.01

DSS525021	5250	4.90	284.15	279.25	91	0.09	0.00
	incl.	217.55	232.95	15.40	657	0.24	0.00

DSS527504	5275	66.57	89.46	22.89	68	0.10	0.26
		109.00	122.92	13.92	199	0.10	0.03

DSS527505	5275	40.10	118.30	78.20	245	0.17	0.16
	incl.	43.30	71.74	28.44	335	0.20	0.07
	incl.	83.10	96.30	13.20	541	0.19	0.47

DSS5422	54	No Significant Results

DSS562504	5625	31.37	51.50	20.13	105	0.02	0.00	terminated in mining voids

DSS567501	5675	15.5	21.64	6.14	638	0.07	0.00
		40.85	43.85	3.00	70	0.02	0.00	terminated in mining voids

DSS6609	66	16.94	18.20	1.26	140	0.01	0.01

DSS665005	6650	4.20	26.25	22.05	75	0.01	0.00
		316.65	320.95	4.30	34	0.01	0.00

DSS425006	4250	No Significant Results						snake hole

DSS4614	46	25.18	26.55	1.37	48	0.00	0.00	snake hole
		245.50	247.65	2.15	294	0.10	0.09

DSS4815	48	5.80	12.60	6.80	48	0.07	0.00	snake hole
		158.20	169.70	11.50	59	0.03	0.01
		177.85	179.05	1.20	70	0.01	0.02
		182.25	183.25	1.00	30	0.00	0.03
		190.40	217.70	27.30	93	0.07	0.09
		265.05	266.10	1.05	118	0.88	0.04
		271.90	273.90	2.00	55	0.00	0.04

DSS4816	48	12.20	14.70	2.50	64	0.06	0.03	snake hole
		169.10	170.12	1.02	71	0.00	0.00
		200.90	202.00	1.10	183	0.00	0.00

DSS485011	4850	141.70	149.50	7.80	141	0.03	0.01	snake hole
	incl.	141.70	143.85	2.15	448	0.08	0.02
		176.80	178.80	2.00	30	0.02	3.06
		278.90	280.00	1.10	84	0.00	0.00

Notes:     g/t = grams per metric tonne.

The table above is intended to show highlights of the drilling program only. The intercepts shown are a weighted average of the sample lengths and grades of all of the samples within that intercept and may include some samples with grades less than 30 g/t silver.

Intersections may contain samples less than 30 g/t silver between higher grade subintervals.

Intervals are drill core length in meters. True width of mineralization zones is estimated at about 80% of drill intervals based on current understanding of the relationship between drill direction and the mineralized structures.

	Table 2– Location, Azimuth and Dip of Drill Holes
Hole_id	Easting	Northing	Elevation	Depth (m)	Azimuth (°)	Dip (°)
DSS405006	234,784.62	7,857,171.70	4,114.30	185.00	94	-45
DSS407502	234,794.94	7,857,150.16	4,111.83	182.00	95	-41
DS4211	234,802.78	7,857,120.68	4,108.77	181.60	93	-40
DSS422505	234,817.23	7,857,103.18	4,107.91	185.00	91	-40
DSS425006	235,307.58	7,857,352.57	3,854.85	350.10	60	-64
DSS447503	234,817.20	7,856,930.42	4,091.54	242.00	60	-45
DSS4614	235,411.62	7,857,242.32	3,833.49	280.90	60	-64
DSS467502	234,910.16	7,856,871.90	4,096.90	182.00	60	-45
DSS467503	234,885.89	7,856,852.65	4,092.67	170.00	60	-45
DSS4813	234,927.67	7,856,848.49	4,095.68	164.00	60	-45
DSS4814	234,874.56	7,856,820.29	4,089.81	185.00	60	-46
DSS4815	235,468.75	7,857,153.62	3,829.60	304.70	60	-50
DSS4816	235,468.26	7,857,153.35	3,829.55	269.00	60	-65
DSS485011	235,494.17	7,857,121.58	3,824.97	310.40	60	-45
DSS487501	234,559.33	7,856,550.94	4,103.34	332.60	60	-45
DSS5014	234,606.48	7,856,547.89	4,100.26	290.20	60	-46
DSS505019	234,857.89	7,856,631.34	4,081.33	203.50	125	-48
DSS507509	234,856.94	7,856,607.00	4,080.22	173.30	125	-48
DSS507510	234,886.44	7,856,615.90	4,084.04	191.50	125	-48
DSS5220	234,883.25	7,856,589.73	4,083.94	172.85	125	-48
DSS5222	234,948.13	7,856,630.23	4,089.77	160.85	60	-46
DSS5223	234,914.11	7,856,592.54	4,090.04	205.90	125	-48
DSS5224	234,995.15	7,856,658.62	4,094.66	125.30	60	-45
DSS5225	234,558.95	7,856,390.59	4,055.49	308.50	42	-43
DSS5226	235,036.92	7,856,679.55	4,099.66	101.30	60	-45
DSS522513	234,911.29	7,856,568.43	4,088.11	173.30	125	-48
DSS522514	234,903.73	7,856,557.50	4,087.40	164.30	125	-45
DSS522515	234,533.56	7,856,361.57	4,032.85	353.50	60	-45
DSS522516	234,977.64	7,856,619.17	4,093.25	152.30	60	-45
DSS525021	234,578.72	7,856,364.46	4,051.30	311.50	50	-47
DSS527504	234,940.83	7,856,547.15	4,092.95	155.30	125	-48
DSS527505	234,932.35	7,856,538.60	4,092.07	161.30	125	-45
DSS5422	235,152.08	7,856,637.44	4,111.98	104.00	60	-45
DSS562504	235,032.66	7,856,425.01	4,103.79	62.50	125	-45
DSS567501	235,034.14	7,856,365.59	4,080.83	43.85	60	-45
DSS6609	234,790.05	7,855,720.54	4,032.53	305.50	39	-60
DSS665005	234,805.20	7,855,676.37	4,041.46	341.50	60	-61

Notes: coordinate system is WGS84, UTM20 South